FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 10, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         ☒        Form 40-F        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No         ☒

Wimm-Bill-Dann Acquires Essentuki Water Production and
Bottling Facilities

Press-release

Moscow, Russia – September 9th, 2003 – Wimm-Bill-Dann Mineral Water Division today announced the acquisition of 100% of OOO Healing Spring, the company that produces ‘Essentuki’ brand mineral water and OOO Geyser, owner of Essentuki water wells, in a transaction worth approximately US$4.1 million. Famous in Soviet times, Essentuki is still one of Russia’s best-known mineral water brands. The number of Wimm-Bill-Dann manufacturing facilities has now reached 24.

Healing Spring (Essentuki) was founded in January 1998 to bottle and market natural mineral water. Since July 2000, this manufacturing facility has been bottling the mineral water brands Essentuki No 4, Essentuki No 17 and Essentuki No 20. Its production capacity is about 6,000 units per hour. Geyser (Essentuki) is the owner of the natural mineral water wells. The total ground area occupied by the facilities is 5.3 hectares and the production site area is 1,800 square meters.

Essentuki mineral water is bottled in the classic 0.5 liter screw-cap bottles, long associated with the brand. Under Russian quality standards (“GOST”) only the original dark-green bottles are used in the filling process, ensuring the high quality of the final product.

Commenting on the announcement, Michael Kondyrev, Head of Wimm-Bill-Dann Mineral Water Division, said: “Having recently entered the fast expanding water market, we remain true to our long-term strategy of providing our customers with the highest quality goods in each segment we are present in. With the acquisition of Essentuki, we are not just acquiring highest quality natural water wells, healing springs and bottling facilities at the source, but an excellent and well-known brand name. Essentuki is a welcome addition to our diverse portfolio of trusted and easily recognized brands.”

Sergey Pavlov, Marketing Director of Wimm-Bill-Dann Mineral Water Division, added: “We will stay true to the Essentuki brand and preserve all the healing qualities of this famous water. Essentuki is the only mineral water on the Russian market, which meets the strict GOST requirements for quality standards.  This acquisition is truly a win-win situation for our consumers.”

In March this year Wimm-Bill-Dann officially launched its bottled water factory in the Novgorod region, producing still and sparkling natural water under the ‘Zapovednik. Valdai’ brand.

For further information contact:

Kira Kiryuhina

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

tel.: 733 9726/9727

fax: 7339725

www.wbd.com

e-mail: kira@wbd.ru

or

Edward Baumgartner

Shared Value Ltd

30 St James’s Square

London SW1Y 4JH

Phone: +44 20 7321 5010

Fax: +44 20 7321 5020

e-mail: ebaumgartner@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	September 10, 2003